Exhibit 99.12

Press Release

Russia: Total expands partnership with Novatek through Arctic LNG 2 project

Paris, May 24, 2018 - In the presence of the President of the Russian Federation, Vladimir Putin, and the President of the French Republic, Emmanuel Macron, Total has signed an agreement with Novatek outlining the terms upon which Total shall acquire a direct working interest of 10% in Arctic LNG 2, a giant liquefied natural gas project lead by Novatek on the Gydan Peninsula in the north of Siberia.

Taking account of Total’s approximate 19% stake in Novatek and Novatek’s intention to retain 60% of the project, the Group’s overall economic interest in this new LNG project will be approximately 21.5%. Should Novatek decide to reduce its participation below 60%, Total will have the possibility to increase its direct share up to 15%.

Novatek and Total have also agreed that Total will have the opportunity to acquire a 10 to 15% direct interest in Novatek’s future LNG projects in Yamal and Gydan.

“Total is delighted to be part of this new world class LNG project alongside its partner Novatek, leveraging the positive experience acquired in the successful Yamal LNG project. This project fits into our strategic partnership with Novatek and also with our sustained commitment to contribute to developing the vast gas resources in Russia’s far north which will primarily be destined for the strongly growing Asian market.” said Patrick Pouyanné, Chairman and CEO of Total. “Arctic LNG 2 will contribute to our strategy of growth in LNG by developing competitive projects based on giant low costs resources.”

With a production capacity of approximately 19.8 million tons per year (Mt/year), or 535,000 barrels of oil equivalent per day (boe/d), Arctic LNG 2 will unlock more than 7 billion boe of hydrocarbons’ resources in the onshore Utrenneye gas and condensate field. The project will involve the installation of three gravity-based structures in the Gulf of Ob on which will be installed the three liquefaction trains of 6.6 Mt/year capacity each.

In the same way as for Yamal LNG, Arctic LNG 2 production will be delivered to international markets by a fleet of ice-class LNG carriers that will be able to use the Northern Sea Route for cargoes destined for Asia.

The final investment decision is expected in 2019, with plans to start up the first train by end 2023.

Total in Russia

Total has been present in Russia for almost 25 years. In 2017, the Group’s production averaged 318,000 boe/d. This production comes from the Kharyaga (20%) and Termokarstovoye (49%) fields, as well as others through Total’s stake in Novatek (19%). Total is also partner in the Yamal LNG project (20%), which began exporting liquefied natural gas in late 2017.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company and a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Total Contacts

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investor Relations: +44 (0)207 719 7962 | ir@total.com

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